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                                                                   EXHIBIT 17(D)

                              II ACQUISITION CORP.
                       9211 Forest Hill Avenue, Suite 109
                            Richmond, Virginia 23235



Dear Imo Stockholder:

                  On July 2, 1998, Imo Industries Inc. will merge with a newly-created and wholly-owned subsidiary of II Acquisition Corp. Last August, II Acquisition Corp. acquired 92.8% of Imo's Common Stock in a tender offer at a price of $7.05 per share. At that time, II Acquisition Corp. stated its intention to cash out, if and when practicable, any minority interest in Imo not acquired during the tender offer. Certain obstacles have now been removed that permit II Acquisition Corp. to complete the second step of its acquisition at this time by means of the merger.

                  Imo will be the surviving corporation in the merger and, as a result of the merger, will become a wholly-owned subsidiary of II Acquisition Corp. Imo will cease to be a publicly traded company and will delist its Common Stock from the New York Stock Exchange. The Common Stock will be deregistered under the Securities Exchange Act of 1934, and Imo will no longer be obligated under the federal securities laws to file certain reports with the Securities and Exchange Commission.

                  Under the Delaware General Corporation Law, because II Acquisition Corp. owns more than 90% of Imo's Common Stock, no vote or action will be required on your part for the merger to become effective. On July 2, 1998, unless you have perfected your appraisal rights under Delaware law, each of your shares of Common Stock of Imo will automatically be converted into the right to receive $7.05 per share in cash, without interest, upon the proper surrender of the certificate for such share.

                  The enclosed Schedule 13E-3, Notice of Merger and Appraisal Rights and Letter of Transmittal describe the pending merger, the redemption procedure and your statutory appraisal rights in much greater detail. We recommend that you review them with great care. In addition, the merger may have federal income tax consequences for you, and you should consult with your tax advisor in order to understand fully how the merger will affect you.

                                      Sincerely,

                                      PHILIP W. KNISELY

                                      Philip W. Knisely
                                      Chief Executive Officer and President